April 15, 2010


Messrs. John Reynolds and Louis Rambo
U.S. Securities and Exchange Commission
100 F Street, North East
Washington, D.C. 20549-3561


Re:  Essense Water, Inc. Form S-1 - File No. 333-162824

Gentlemen:

Subsequent to filing its Amendment No. 5 to the Form S-1 on April 13, 2010, the Company noticed that showing the revisions it had made in response to your most recent comment letter were for some reason not all showing within the version that was filed.

Please accept this most recent filing of our S-1 Amendment No. 5, as being the "FINAL" corrected version.

The only changes in the two filings are to be noted on Pages 16 & 17 (with respect to the correction in amount stated for payable to founder - from $4,300 to correct figure of $4,600) and on Page 21 (taking out all reference to November 30, 2009 reviewed financial statements).

The Company offers its sincere apology for these changes not showing in its filing made on April 13.

Thank you. If you should have any questions as a result of this letter and your review of the Company's Amendment No. 5, please feel to call Kevin Nichols or our counsel, Jeffrey Nichols.

Sincerely,

Essense Water, Inc.

/s/ Kevin Nichols
-----------------
Kevin Nichols
President

enclosures

cc: Mr. Jeffrey Nichols, Esq.